Exhibit 99.1

News Release

November 13, 2014

Foamix Reports Third Quarter Financial Results

Conference Call Begins on November 17, 2014 at 8:30am Eastern / 5:30am Pacific

Rehovot, Israel (November 13 2014) – Foamix Pharmaceuticals Ltd. (NASDAQ: FOMX), (“Foamix Pharmaceuticals”), a clinical stage specialty pharmaceutical company focused on developing and commercializing proprietary topical foams to address unmet needs in dermatology, announces financial results for the three and nine months ended September 30th, 2014.

Financial highlights of the first nine months of 2014 include:

•	Revenues for the nine months ended September 30th, 2014 were $2.4 million compared with $700,000 for the nine months ended September 30th, 2013.

•	Operating loss for the nine months ended September 30th, 2014 was $1.5 million compared with $1.6 million for the nine months ended September 30th, 2013.

•
Net loss for the nine months ended September 30th, 2014 was $11.3 million compared with $2.2 million for the nine months ended September 30th, 2013. The Increase in net loss is due to non-cash finance expenses.

Notable financial developments during the period of June 30th, 2014 through the date of this release:

•	We consummated an initial underwritten public offering of our ordinary shares on September 17, 2014, in which we received net proceeds of $35.6 million.

•	We became entitled to a contingent payment via a development and license agreement with a large customer and therefore, as per our agreement, we received an amount of $2.5 million.

•
The underwriters exercised their ‘green shoe’ option on October 17, 2014 and purchased an additional 968,200 ordinary shares at a price of $6 per share. The proceeds from the exercise of the option, net of underwriters’ commission, were $5.4 million, bringing the total net proceeds from the initial public offering to approximately $41.0 million.

Notable clinical and business developments for the period of June 30th, 2014 through the date of this release:

•	We completed a pharmacokinetic trial for FMX101, in which subjects received FMX101 under maximum use condition.

•	We initiated a clinical trial to study the ability of FDX-104 to prevent the severe acne-like rash associated with epithelial growth factor receptor inhibitor chemotherapies.

•	We initiated scale-up studies with our chosen commercial manufacturer for FMX-101.

•	We entered the final stage of selection of the clinical research organization (CRO) for our Phase III clinical trials with FMX-101 for treatment of moderate-to-severe acne.

Management Overview
We are working towards the launch, planned for mid-2015, of a Phase III trial with our lead product candidate FMX 101, a 4% minocycline foam formulation for treatment of moderate-to-severe acne. In 2013, we completed a dose-ranging Phase II clinical trial of FMX101 in Israel, involving 150 patients aged 12 to 25 with moderate-to-severe acne. This trial demonstrated both clinically and statistically significant efficacy versus the control placebo group, with FMX101 reducing inflammatory acne lesions by 71% in only six weeks and non-inflammatory lesions by 73% in 12 weeks. In addition, no drug-related systemic side effects were observed. During the third quarter of 2014 we further expanded and advanced our clinical development programs. This included initiating a pharmacokinetic trial for FMX101 and entering the final stage of selecting the CRO for our Phase III clinical trials for FMX101, as well as initiation of a clinical trial for FDX104.

Third Quarter Financial Results

Revenues
Total revenues for the third quarter of 2014 were $415,000 compared with $410,000 for the third quarter of 2013. No material changes were noted in revenues.

Operating Expenses
Our operating expenses for the three months ended September 30, 2014 and 2013 were as follows:

	Three months ended September 30,
	2014	2013
	(in thousands)
Research and development	$1,064	$170
Selling, general and administrative	804	277
Total operating expenses	$1,868	$447

Research and Development Expenses
Research and development expenses increased by $894,000, or 526%, from $170,000 in the three months ended September 30, 2013 to $1.1 million in the three months ended September 30, 2014. The increase in research and development expenses resulted primarily from an increase of $413,000 in costs related to clinical trial development activity for FMX101 and FDX104, and an increase of $426,000 in payroll and related expenses due to an increase in the number of R&D employees and implementation of a bonus scheme.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $527,000, or 190%, from $277,000 in the three months ended September 30, 2013 to $804,000 in the three months ended September 30, 2014. The increase in selling, general and administrative expenses resulted primarily from an increase of $236,000 in payroll and related expenses, an increase of $75,000 in legal and financial consulting fees and an increase of $102,000 in investor relations expenses.

Finance Expenses
Finance expenses increased by $5.9 million, or 1714%, from $344,000 in the three months ended September 30, 2013 to $6.2 million in the three months ended September 30, 2014. The finance expenses for the third quarter of 2014 consist primarily of the $6.3 million non cash expense increase in fair value of warrants whereas the finance expenses for the third quarter of 2013 consists primarily of finance expenses relating to the convertible loans converted in May 2014.

Net Loss
For the third quarter of 2014, the Company reported a loss of $7.8 million or $0.61 per share, basic and diluted, compared with a loss of $472,000 or $0.04 per share, basic and diluted, for the third quarter of 2013.

Nine Months Financial Results

Revenues
Our total revenues increased by $1.7 million, or 246%, from $700,000 in the nine months ended September 30, 2013 to $2.4 million in the nine months ended September 30, 2014, due to income from development and license agreements.

Operating Expenses
Our operating expenses for the nine months ended September 30, 2014 and 2013 were as follows:

	Nine months ended September 30,
	2014	2013
	(in thousands)
Research and development	$1,766	$633
Selling, general and administrative	1,671	1,270
Total operating expenses	$3,437	$1,903

Research and Development Expenses
Research and development expenses increased by $1.1 million, or 179%, from $633,000 in the nine months ended September 30, 2013 to $1.8 million in the nine months ended September 30, 2014. The increase in research and development expenses resulted primarily from an increase of $525,000 in costs related to clinical trial development activity for FMX101 and FDX104, and an increase of $615,000 in payroll and related expenses due to an increase in the number of R&D employees and implementation of a bonus scheme.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $401,000, or 32%, from $1.3 million in the nine months ended September 30, 2013 to $1.7 million in the nine months ended September 30, 2014. The increase in selling, general and administrative expenses resulted primarily from an increase of $90,000 in payroll and related expenses, an increase of $115,000 in legal and financial consulting fees and an increase of $145,000 in investor relations expenses.

Finance Expenses
Finance expenses increased by $9.2 million, or 1320%, from $694,000 in the nine months ended September 30, 2013 to $9.9 million in the nine months ended September 30, 2014. The finance expenses for the nine months ended September 30, 2014 consist primarily of $6.4 million non-cash expenses from increase in fair value of warrants and non-cash finance expenses of $3.5 million on convertible loans converted in May 2014.

Net Loss
For the nine months ended September 30, 2014, the Company reported a loss of $11.3 million or $0.95 per share, basic and diluted, compared with a loss of $2.2 million or 0.20 per share, basic and diluted, for the nine months ended September 30, 2013.

Liquidity and Capital Resources
As of September 30, 2014, we had cash, cash equivalents and short-term investments of $45.7 million, compared with $2.3 million as of December 31, 2013. During the nine months ended September 30, 2014, we provided $337,000 in cash from our operations and raised $43.7 million, net of issuance costs, through a private financing round and an IPO.

Conference Call
Our management will host an investment community conference call on November 17, 2014 at 8:30am Eastern / 5:30am Pacific to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing Domestic: 888-481-2844 International: 719-457-2645.

A replay of the call will be accessible two hours after its completion through December 1, 2014 by dialing Domestic: 877-870-5176 International: 858-384-5517 Passcode: 8757853. The call will also be archived for 90 days at www.streetevents.com and www.foamixpharma.com.

About Us

We are a clinical-stage specialty pharmaceutical company focused on developing and commercializing our proprietary minocycline foam for the treatment of acne, impetigo and other skin conditions. Our lead product candidates, FMX101 for moderate-to-severe acne and FMX102 for impetigo, are novel topical foam formulations of the antibiotic minocycline. We also have early-stage stable foam formulations of various drugs for the treatment of common dermatological indications.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions, expectations, forecasts, beliefs or intentions related to financial results, commercial results, timing and results of clinical trials and U.S. FDA and other regulatory agencies authorizations.  Forward-looking statements are based on our current knowledge and our present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, unexpected delays, excess costs or unfavorable results of clinical trials, delays or denial in the U.S. FDA approval process, additional competition in the acne market, denial of reimbursement by third party payors or inability to raise additional capital. We discuss many of these risks in greater detail under the heading “Risk Factors” in our Registration Statement on From F-1 (File No. 333-198123) declared effective on September 17, 2014, and elsewhere in the Registration Statement. Although we believe these forward-looking statements are reasonable, they speak only as of the date of this announcement and Foamix undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law. Given these risks and uncertainties, you should not rely upon forward-looking statements as predictions of future events.

Contact:	U.S. Investor Relations
Ilan Hadar, CFO	Michael Rice
Foamix Pharmaceuticals Ltd.	LifeSci Advisors, LLC
+972-8-9316233	646-597-6979
ilan.hadar@foamixpharma.com	mrice@lifesciadvisors.com

FOAMIX PHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

(Unaudited)

	September 30,	December 31,
	2014	2013
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$38,392	$1,747
Investment in marketable securities	7,287	561
Accounts receivable:
Trade	462	425
Other	259	162
T O T A L CURRENT ASSETS	46,400	2,895

NON-CURRENT ASSETS:
Funds in respect of employee rights upon retirement	143	126
Property and equipment, net	185	62
Other	-	3
T O T A L NON-CURRENT ASSETS	328	191

T O T A L ASSETS	$46,728	$3,086

FOAMIX PHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

(Unaudited)

	September 30, 2014	December 31, 2013
Liabilities and shareholders’ equity (net of shareholders' capital deficiency)

CURRENT LIABILITIES:
Current maturities of bank borrowing	$25	$-
Accounts payable and accruals:
Trade	480	89
Deferred revenues	171	991
Other	1,657	203
Loan from the BIRD foundation	477	468
T O T A L CURRENT LIABILITIES	2,810	1,751

LONG-TERM LIABILITIES:
Convertible loans	-	4,549
Bank borrowing	47	-
Liability for employee rights upon retirement	384	368
T O T A L LONG-TERM LIABILITIES	431	4,917
T O T A L LIABILITIES	3,241	6,668

SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY):
Ordinary Shares, NIS 0.16 par value - authorized: 50,000,000 and 18,750,000 Ordinary Shares as of as of September 30, 2014 and December 31, 2013 respectively; issued and outstanding: 21,475,734 and 11,408,490 Ordinary Shares as of September 30, 2014 and December 31, 2013 respectively	912	471
Additional paid-in capital	72,163	14,176
Accumulated deficit	(29,549)	(18,229)
Accumulated other comprehensive loss	(39)	-
T O T A L SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)	43,487	(3,582)
T O T A L LIABILITIES AND SHAREHOLDERS’ EQUITY (NET OF SHAREHOLDERS' CAPITAL DEFICIENCY)	$46,728	$3,086

FOAMIX PHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

(Unaudited)
	Nine months ended September 30		Three months ended September 30
	2014	2013	2014	2013
REVENUES	$2,421	$700	$415	$410
COST OF REVENUES	448	348	155	91
GROSS PROFIT	1,973	352	260	319

OPERATING EXPENSES:
Research and development	1,766	633	1,064	170
Selling, general and administrative	1,671	1,270	804	277
TOTAL OPERATING EXPENSES	3,437	1,903	1,868	447

OPERATING LOSS	1,464	1,551	1,608	128

FINANCE EXPENSES, net	9,856	694	6,239	344
LOSS FOR THE PERIOD	$11,320	$2,245	$7,847	$472

LOSS PER ORDINARY SHARE BASIC AND DILUTED	$0.95	$0.20	$0.61	$0.04
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING USED IN COMPUTATING BASIC AND DILUTED LOSS PER SHARE (in thousands)	11,890	11,288	12,847	11,408

FOAMIX PHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands)

(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2014	2013	2014	2013

Loss	$11,320	$2,245	$7,847	$472
Other comprehensive loss:
Net unrealized loss from marketable securities	47	-	88	-
Reclassification adjustments for gains net included in net loss	(8)	-	(19)	-
T o t a l other comprehensive loss	39	-	69	-
T o t a l comprehensive loss	$11,359	$2,245	$7,916	$472

FOAMIX PHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Nine months ended September 30
	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss	$11,320	$2,245
Adjustments required to reconcile loss to net cash provided by (used in) operating activities:
Depreciation and amortization	21	34
Changes in trading marketable securities, net	561	(208)
Gain from marketable securities, net	(8)	-
Issuance costs	27	-
Change in fair value of warrants	6,365	-
Changes in accrued liability for employee rights upon retirement	16	86
Profits in funds in respect of employee rights upon retirement	3	(4)
Linkage differences on loan from the BIRD foundation	9	7
Share-based compensation	251	481
Finance expenses on convertible loans	3,520	738
Non Cash finance expenses	(2)	34
Changes in operating asset and liabilities:
Increase in trade receivable	(37)	(140)
Increase in other receivable	(97)	(35)
Decrease in other non-current assets	3	6
Increase (decrease) in deferred revenues	(820)	817
Increase in accounts payable and other accruals	1,845	87
Net cash provided by (used in) operating activities	337	(342)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(144)	(1)
Amounts funded in respect of employee rights upon retirement	(20)	(26)
Purchase of available for sale marketable securities	(9,108)	-
Proceeds from sale of available for sale marketable securities	1,790	-
Net cash used in investing activities	(7,482)	(27)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Preferred A Shares and warrants, net of issuance costs	8,157	-
Long-term bank borrowings	77	-
Proceeds from issuance of Ordinary Shares , net of issuance costs	35,559	-
Proceeds from issuance of convertible loans together with Ordinary Shares	-	1,500
Net cash provided by financing activities	43,793	1,500

INCREASE IN CASH AND CASH EQUIVALENTS	36,648	1,131
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(3)	(34)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	1,747	134
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	38,392	1,231

SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Conversion of convertible loans into Preferred A Shares and warrants	8,096	-
Conversion of Preferred A Shares into Ordinary Shares	6,028	-
Conversion of warrants from Preferred A warrants to Ordinary Share warrants	8,494	-